

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Mark Soffa
Chief Executive Officer
Fuel Doctor Holdings, Inc.
23961 Craftsman Road #LM
Calabasas, CA 91302

>   **Re: Fuel Doctor Holdings, Inc.**
>   **Current Report on Form 8-K/A**
>   **Filed February 29, 2012**
>   **File No. 333-161052**

Dear Mr. Soffa:

We have reviewed your responses to the comments in our letter dated February 3, 2012 and have the following additional comments.

Risk Factors, page 10

Even If We Are Successful in Exploiting the Technology, page 12

1. We note your response to our prior comment 5. Please provide support for your beliefs that FD-46's patent pending technology is "superior" and that your competitors do not offer any variety of independent testing results to verify their claims. Alternatively, revise to remove these assertions.

Please contact Tonya Aldave at (202) 551-3601 or John Stickel at (202) 551-3324 with any questions.

>   Sincerely,
>
>   /s/ John Stickel
>
>   John Stickel
>   Attorney-Advisor

cc: via E-mail
        Stephen Cohen, Esq.